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                               November 7, 2023

       Kevin Ryan
       Chief Financial Officer
       Better Home & Finance Holding Company
       175 Greenwich Street, 57th Floor
       New York, NY 10007

                                                        Re: Better Home &
Finance Holding Company
                                                            Registration
Statement on Form S-1
                                                            Filed October 12,
2023
                                                            File No. 333-274947

       Dear Kevin Ryan:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being
registered for resale. Highlight any differences in the current trading price, the prices that
the Sponsor, private placement investors, PIPE investors, and other selling securityholders
acquired their shares and warrants, and the price that the public securityholders
acquired their shares and warrants. Disclose that while the Sponsor, private placement
investors, PIPE investors, and other selling securityholders may experience a positive
rate of return based on the current trading price, the public securityholders may not
experience a similar rate of return on the securities they
                                                        purchased due to
differences in the purchase prices and the current trading price. Please also disclose the
potential profit the selling securityholders will earn based on the current trading price. Lastly,
please include appropriate risk factor disclosure.
 Kevin Ryan
FirstName LastNameKevin   RyanCompany
Better Home  & Finance Holding
Comapany 7,
November  NameBetter
             2023     Home & Finance Holding Company
November
Page 2    7, 2023 Page 2
FirstName LastName
2. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. For example, we note that the last risk factor on page 68 is titled "following the Business Combination, we expect to incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company."
Cover Page

3. For each of the shares, warrants and shares underlying warrants being registered for resale, disclose the price that the selling securityholders paid for such securities.
4. Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
Risk Factors, page 15

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Nasdaq may delist our securities from trading on its exchange, page 65

6. Please update this risk factor to disclose that you have received a notice from the staff of the Listing Qualifications Department of the Nasdaq Stock Market regarding non-
         compliance with Nasdaq Listing Rule 5450(a)(1), as you disclosed in your Form 8-K filed on October 12, 2023. Please revise your disclosures to address potential consequences of the Nasdaq notice and the length of time your stock has been trading below $1.00. In addition, revise your summary section to briefly describe the Nasdaq notice.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 118

7. Because it is unlikely that you will receive significant proceeds from exercises of the warrants due to the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to
 Kevin Ryan
Better Home & Finance Holding Company
November 7, 2023
Page 3
       address any changes in the company   s liquidity position since the
business combination.
       Because based on your disclosure on page 98 it appears that you are likely to have to seek additional capital, discuss the effect of this offering on the company
s ability to raise
       additional capital.
8. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
       impact the market price of the company   s common stock. Your discussion
should
       highlight the fact that selling shareholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Madeleine Joy Mateo at 202-551-3465 or Tonya Aldave at 202-551-3601
with any questions.



                                                                Sincerely,
FirstName LastNameKevin Ryan
                                                  Division of Corporation
Finance
Comapany NameBetter Home & Finance Holding Company
                                                  Office of Finance
November 7, 2023 Page 3
cc:       Jared M. Fishman, Esq.
FirstName LastName